EXHIBIT 15.1

[BKD Letterhead]

LETTER OF AWARENESS

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited condensed consolidated financial information of Blue Valley Ban Corp., as of September 30, 2013 and 2012, and for the nine-month periods ended September 30, 2013 and 2012, and have issued our report dated November 18, 2013.  As indicated in such report, because we did not perform an audit, we have expressed no opinion on that information.

We are aware of the inclusion in the Registration Statement of Blue Valley Ban Corp. on Form S-1 of our report dated November 18, 2013.  Pursuant to Rule 436(c) under the Securities Act of 1933, the aforementioned report should not be considered part of the Registration Statement prepared or certified by an accountant within the meaning of Section 7 and 11 of the Act.

/s/ BKD, LLP

Kansas City, Missouri
November 18, 2013